File No. 812-13724
UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO THE APPLICATION FOR APPROVAL OF DOCUMENT DESTRUCTION
PLANS PURSUANT TO RULE 31a-2(f)(4) UNDER THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED

In the matter of:

EAGLE GROWTH SHARES, INC.
PHILADELPHIA FUND, INC.
EAGLE GROWTH SHARES INVESTING PROGRAMS
PHILADELPHIA FUND INVESTING PROGRAMS
BAXTER FINANCIAL CORPORATION

1200 North Federal Highway, Suite 424
Boca Raton, FL 33432

Please direct all communications, notices, and orders relating to this application to:
Ronald F. Rohe
Vice President, Eagle Growth Shares, Inc.
Vice President, Philadelphia Fund, Inc.
Chief Compliance Officer – Broker/Dealer Services, Baxter Financial Corporation
Eagle Growth Shares Investing Programs
Philadelphia Fund Investing Programs
1200 North Federal Highway, Suite 424
Boca Raton, FL 33432
561.395.2155

with a copy to:
Kenneth L. Greenberg, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
215.564.8149

July 9, 2010

This application (including exhibits) consists of 24 pages.
The exhibit index appears on page 13.

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:	:	AMENDMENT NO. 2 TO THE APPLICATION FOR
	:	APPROVAL OF DOCUMENT DESTRUCTION
EAGLE GROWTH SHARES, INC.	:	PLANS PURSUANT TO RULE 31a-2(f)(4) UNDER
PHILADELPHIA FUND, INC.	:	THE INVESTMENT COMPANY ACT OF 1940,
EAGLE GROWTH SHARES INVESTING PROGRAMS	: :	AS AMENDED
PHILADELPHIA FUND INVESTING PROGRAMS	: :
BAXTER FINANCIAL CORPORATION	:
:
	:	Investment Company Act of 1940 File No: 812-13724

INTRODUCTION

Eagle Growth Shares, Inc. (the “Eagle Fund”), Philadelphia Fund, Inc. (the “Philadelphia Fund,” and collectively with the Eagle Fund, the “Funds”), Eagle Growth Shares Investing Programs (the “Eagle Program”), Philadelphia Fund Investing Programs (the “Philadelphia Program” and collectively with the Eagle Program, the “Programs”), and Baxter Financial Corporation (“BFC” and collectively with the Funds and the Programs, the “Applicants”) hereby submit for approval from the Securities and Exchange Commission (the “Commission”) the attached document destruction plans (each a “Plan,” and collectively the “Plans”), pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “1940 Act”).

GENERAL DESCRIPTION OF THE APPLICANTS

The Eagle Fund was organized as a corporation under Maryland law on August 20, 1969, and was registered under the 1940 Act as a diversified, open-end management investment company until October 21, 2009, when the Commission issued an order pursuant to Section 8(f) of the 1940 Act which declared that the Eagle Fund has ceased to be an investment company.1 The board of directors of the Eagle Fund (the “Eagle Board”) is comprised of four directors, three of whom are not “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act.2

The Philadelphia Fund was organized as a corporation under Maryland law on November 30, 1984 for the sole purpose of continuing the operations of a Delaware corporation named the Philadelphia Fund, Inc., which was incorporated on July 5, 1945.  In turn, the

1      In the Matter of Eagle Growth Shares, Inc., Investment Company Act Release No. 28952 (October 21, 2009).

2      In March 2010, one of the non-interested directors died.

2

Delaware corporation was created for the sole purpose of acquiring the Securities Fund, an unincorporated investment company organized in 1923.  The board of directors of the Philadelphia Fund (the “Philadelphia Board,” and collectively with the Eagle Board, the “Boards”) is comprised of four directors, three of whom are not “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act.3  The membership of the Board of Directors of the Eagle Fund and the Board of Directors of the Philadelphia Fund is identical.

The Eagle Program is a unit investment trust organized under New York law on December 17, 1969.  The investing program of the Eagle Program was terminated in 2001, and the Eagle Program was deregistered as a unit investment trust with the Commission on March 21, 2007.4  BFC served as the Eagle Program’s depositor.  Certain books and records of the Eagle Program are included in the books and records of the Eagle Fund.

The Philadelphia Program (formerly, Planned Investing Corporation) is a unit investment trust organized under New York law on October 30, 1957.  All investing programs of the Philadelphia Program were issued over twenty years ago and the investing program of the Philadelphia Program was ended on the closing date of the reorganization discussed below. The Philadelphia Program filed an application on Form N-8F requesting an order from the Commission pursuant to Section 8(f) of the 1940 Act, declaring that the Philadelphia Program has ceased to be an investment company (the “N-8F Order”) on January 4, 2010.  Notice of the application for the N-8F Order was published by the Commission on March 26, 2010, and the Philadelphia Program was deregistered as a unit investment trust with the Commission on April 21, 2010.5  BFC served as the Philadelphia Program’s depositor.  Certain books and records of the Philadelphia Program are included in the books and records of the Philadelphia Fund.

BFC was registered with the Commission as an investment adviser and broker-dealer but deregistered with the Commission as a broker-dealer on March 11, 2010 and as an investment adviser on May 24, 2010 after the Funds and Programs terminated operations and were de-registered with the Commission.  BFC served as the investment adviser, administrator and distributor to the Funds prior to their de-registration with the Commission and managed the assets of various individual investors.  BFC served as depositor of the Eagle Program and the Philadelphia Program prior to their de-registration with the Commission.  BFC is organized as a corporation under Florida law.  Mr. Donald H. Baxter serves as President and Treasurer of BFC, and is also the sole director and sole shareholder of BFC.  Mr. Baxter is also the President and Chairman of the Boards of Directors of the Eagle Fund and the Philadelphia Fund.

On March 9, 2009, the Eagle Board considered and unanimously approved a proposal to liquidate and dissolve the Eagle Fund pursuant to a plan of liquidation and dissolution, due to the Eagle Fund’s small size, lack of growth potential, and potential for increased expenses.  The Eagle Fund ceased selling its shares of common stock to new investors and existing shareholders

3      In March 2010, one of the non-interested directors died.

4	In the Matter of Eagle Growth Shares Investing Programs, Investment Company Act Release No. 27757 (March 21, 2007).

5	In the Matter of Philadelphia Fund Investing Programs, Investment Company Act Release No. 29217 (April 21, 2010).

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on April 3, 2009.  The shareholders of the Eagle Fund, on June 12, 2009, approved a plan of liquidation and dissolution at a special meeting of shareholders, and on June 17, 2009 (the “Liquidation Date”), the Eagle Fund distributed substantially all of its net assets to its shareholders.  On September 10, 2009, the Eagle Fund filed with the Commission an application on Form N-8F that requested an N-8F Order that declared that the Eagle Fund had ceased to be an investment company.  Notice of the application for the N-8F Order was published by the Commission on September 25, 2009, and the N-8F Order was issued on October 21, 2009. 6   Once approval of the Plan is received from the Commission and the officers of the Eagle Fund determine that all business of the Eagle Fund has been completed, the Eagle Fund will file articles of dissolution under Maryland law and dissolve itself as a corporation.

On April 15, 2009, the Philadelphia Board approved an agreement and plan of reorganization (the “Reorganization Agreement”) between the Philadelphia Fund and The Advisors’ Inner Circle Fund, on behalf of its WHG LargeCap Value Fund, which provides for (1) the transfer of the assets and stated liabilities of the Philadelphia Fund to the WHG LargeCap Value Fund in exchange for Institutional Shares of the WHG LargeCap Value Fund; (2) the distribution of the Institutional Shares of the WHG LargeCap Value Fund pro rata by the Philadelphia Fund to its shareholders; and (3) the Philadelphia Fund’s deregistration under the 1940 Act and the Fund’s dissolution under Maryland law.  On August 28, 2009, a registration statement on Form N-14 was filed by The Advisors’ Inner Circle Fund in connection with the reorganization, and the registration statement became effective on September 28, 2009.  A special meeting of shareholders of the Philadelphia Fund was held on November 6, 2009 to seek approval of the Reorganization Agreement, and the Philadelphia Fund’s shareholders approved the proposed reorganization.  On November 16, 2009 (the “Reorganization Date”), the Philadelphia Fund was reorganized into the WHG LargeCap Value Fund.  On the Reorganization Date, the Philadelphia Program was immediately ended, and Philadelphia Program participants received Institutional Shares of the WHG LargeCap Value Fund.  The Philadelphia Fund filed an application on Form N-8F that requests an N-8F Order that declares that the Philadelphia Fund has ceased to be an investment company on January 4, 2010.  Notice of the application for the N-8F Order was published by the Commission on March 26, 2010, and the Philadelphia Fund was deregistered with the Commission on April 21, 2010.7  Once approval of the Plan is received from the Commission and the officers of the Philadelphia Fund determine that all business of the Philadelphia Fund has been completed, the Philadelphia Fund will file articles of dissolution under Maryland law and dissolve itself as a corporation.

BFC entered into an Asset Purchase Agreement, dated July 22, 2009, under which BFC sold certain assets relating to BFC’s business of providing investment advisory, administration, and distribution services to the Philadelphia Fund to Westwood Management Corporation, the investment adviser to the WHG LargeCap Value Fund.  Although it is anticipated that BFC will wind down its operations after the Reorganization Date, BFC is required under the Asset Purchase Agreement to remain in existence for not less than two years after the Reorganization Date.  Following that two year period, it is expected that once the officers of BFC determine that all business of BFC has been completed, BFC will dissolve as a corporation.

6	In the Matter of Eagle Growth Shares, Inc., Investment Company Act Release No. 28952 (October 21, 2009).

7	In the Matter of Philadelphia Fund, Inc., Investment Company Act Release No. 29216 (April 21, 2010).

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LEGAL ANALYSIS

I.	APPLICABLE LAW

Section 31 of the 1940 Act provides that an investment company “shall maintain and preserve such records (as defined in Section 3(a)(37) of the Securities and Exchange Act of 1934, as amended [(the “1934 Act”)] for such period or periods as the Commission, by rules and regulations, may prescribe as necessary or appropriate in the public interest or for the protection of investors.”  Section 3(a)(37) of the 1934 Act defines records as “accounts, correspondence, memorandums, tapes, discs, papers, books, and other documents or transcribed information of any type, whether expressed in ordinary or machine language.”

Rule 31a-1 under the 1940 Act sets forth the records that are required to be maintained by registered investment companies, while Rule 31a-2 under the 1940 Act sets forth the time periods for which records are required to be preserved, as well as the formats in which the records may be maintained.  Rule 31a-2(a)(1) provides that certain records must be preserved “permanently.”  Rule 31a-2(f)(4) provides that, notwithstanding the provisions of Rule 31a-2(a) through (e), any record, book, or other document may be destroyed in accordance with a plan submitted to, and approved by, the Commission.

II.	NEED FOR RELIEF

The Commission requires investment companies that deregister as investment companies to continue to maintain and preserve the records required to be maintained and preserved under Rule 31a-1 and Rule 31a-2 under the 1940 Act for the periods specified in those rules.  Among other things, Rule 31a-2(a)(1) under the 1940 Act requires that certain records be preserved “permanently.”  Given the cost and impracticality of contracting with a service provider to maintain records “permanently,” the Applicants are seeking Commission approval of the Plans in order to establish a finite period for those records of the Eagle Fund, Eagle Program, the Philadelphia Fund, and Philadelphia Program that are required to be held “permanently.”  In this regard, the Applicants are seeking relief to destroy only those documents held under the “permanently” provision of Rule 31a-2(a)(1) in a shorter time frame than the Rule would otherwise permit.  All other records will be held at least as long as required by Rule 31a-2.

In addition, the Eagle Fund, Eagle Program, Philadelphia Fund and Philadelphia Program have a large volume of records dating back as early as 1971, for both the Eagle Fund and Eagle Program, and 1959, for the Philadelphia Fund and Philadelphia Program, including over 1000 boxes of records dispersed among their investment adviser/administrator/depositor, transfer and fund accounting agent, and off-site record storage provider.  The indexes for the contents of at least 700 of the boxes held by the Funds’/Programs’ off-site record storage provider and by the Philadelphia Fund’s current transfer agent that relate to records from a prior transfer agent are not sufficiently detailed to enable a reviewer to determine easily whether each record in question is one required to be held permanently or is subject to a shorter time limit for holding records under the 1940 Act.  Given (i) the uncertainty regarding the records that the Funds and Programs may currently destroy in compliance with the 1940 Act, (ii) the limited financial resources of the Funds, and (iii) the high cost that would be involved with reviewing each of the records to determine whether the records need to be held permanently or not, the Applicants also are

5

seeking Commission approval of the Plans to provide certainty regarding what records each Fund may destroy immediately and what records must be preserved for an additional period of time after a Fund and Program have ceased investment operations.

The Funds and Programs have limited financial resources and believe that it would be prohibitively expensive to review each record held in storage in order to determine whether such record is one required to be held permanently by Rule 31a-2.  Accordingly, Applicants are seeking Commission approval of the Plans to allow each Fund to destroy certain records immediately, including documents that would otherwise be required to be held “permanently” by the Rule, and to destroy all remaining “permanent” records ten years after a Fund or a Program receives an order from the Commission pursuant to Section 8(f) of the 1940 Act.  In this regard, the Plans, attached hereto as Exhibits A-1 (for the Eagle Fund and Eagle Program) and A-2 (for the Philadelphia Fund and Philadelphia Program), provide that the records stored by (i) the Funds’/Programs’ off-site record storage provider, Iron Mountain, (ii) the Funds’ investment adviser and administrator and the Programs’ depositor, BFC, (iii) the Funds’ current transfer agent and fund accounting agent, Unified Fund Services, Inc. (“Unified”)), and (iv) the Funds’ former transfer agent and fund accounting agent, Boston Financial Data Services, Inc. (“BFDS”)), pertaining to the period prior to 1999 for each Fund and Program (“Pre-1999 Records”) will be destroyed immediately upon approval by the Commission of the Plans, by secured shredding, or any other method deemed appropriate by the entity maintaining the Pre-1999 Records at that time.  Certain Pre-1999 Records of the Philadelphia Fund will not be destroyed immediately upon approval by the Commission of the Plans, but instead will be retained and preserved as provided below.  The Pre-1999 Records of the Philadelphia Fund that will not be destroyed immediately are:  (i) articles of incorporation; (ii) by-laws; (iii) minute books of the Board of Directors; (iv) meeting books prepared for meetings of the Board of Directors; (v) trade confirmations and trade authorizations relating to commercial paper and equity trades made by BFC; (vi) customer correspondence during the period BFC managed the Philadelphia Fund; and (vii) customer account statements during the period BFC managed the Philadelphia Fund (collectively, the “Pre-1999 Philadelphia Fund Retained Records”).8

The Plans also provide that the Pre-1999 Philadelphia Fund Retained Records and the records pertaining to the period from 1999 to the present held on behalf of the Eagle Fund/Eagle Program and the Philadelphia Fund/Philadelphia Program, the Funds’ investment adviser, administrator and depositor (in the case of the Programs) (BFC), their transfer agent and fund accounting agent, Unified, or any off-site record storage provider shall, with regard to the Eagle Fund/Eagle Program and the Philadelphia Fund/Philadelphia Program, be destroyed ten years

8
The WHG LargeCap Value Fund acquired the assets and certain liabilities of the Philadelphia Fund in exchange for Institutional shares of the WHG LargeCap Value Fund.  By structuring the reorganization as an acquisition of assets and certain liabilities (as opposed to a statutory merger), the WHG LargeCap Value Fund did not “step into the shoes” of the Philadelphia Fund.  The WHG LargeCap Value Fund was an operating fund on the Reorganization Date with its own business and financial history, and the WHG LargeCap Value Fund was the accounting and performance survivor of the reorganization.  Given the limited guidance under the 1940 Act that exists regarding what records need to be retained by the WHG LargeCap Value Fund in this type of reorganization, and after discussions with representatives of the WHG LargeCap Value Fund, the Applicants decided to retain these particular records.  Furthermore, given the limited volume of these particular records and the fact that they were already housed at BFC’s offices, the Applicants believed it would not be unduly burdensome to retain these records.

6

after the Fund/Program has received an order from the Commission pursuant to Section 8(f) of the 1940 Act.  The records to be destroyed include all books and records with regard to (i) the Eagle Fund/Eagle Program that, on the Liquidation Date, were in the possession of the Eagle Fund/Eagle Program, BFC, Unified, or any off-site record storage provider, and (ii) the Philadelphia Fund/Philadelphia Program that, on the Reorganization Date, were in the possession of the Philadelphia Fund/Philadelphia Program, BFC, Unified, or any off-site record storage provider, as well as all books and records created on behalf of (i) the Eagle Fund/Eagle Program from the Liquidation Date until the date of the receipt of the N-8F Order, and (ii) the Philadelphia Fund/Philadelphia Program from the Reorganization Date until the date of the receipt of the N-8F Order (collectively, the “Post-1999 Records,” and, together with the Pre-1999 Records and Pre-1999 Philadelphia Fund Retained Records, the “Records”).9  The Pre-1999 Philadelphia Fund Retained Records and Post-1999 Records will be maintained in paper format (or such alternative format as is permitted by Rule 31a-2) by the Funds/Programs, BFC, Unified, or an off-site record storage provider.  It is anticipated that with regard to the Eagle Fund, any Records in the possession of the Eagle Fund/Eagle Program or BFC will be transferred to Iron Mountain or another off-site record storage provider prior to the dissolution of the Eagle Fund or BFC.  Upon Commission approval of the Philadelphia Fund’s Plan (or deemed approval of the Plan), all Records that are required to be maintained and preserved under the Plan (except those maintained by Unified) shall be turned over to the possession of the WHG LargeCap Value Fund as soon as practicable following Commission approval (or deemed approval) of the Plan.  The Plans further provide that the Funds, Programs, BFC, Unified, the off-site record storage provider or WHG LargeCap Value Fund, during the ten-year period in which such entities are in possession of the Pre-1999 Philadelphia Fund Retained Records or the Post-1999 Records, shall furnish such Pre-1999 Philadelphia Fund Retained Records or the Post-1999 Records to the Commission, or any other federal or state regulatory or judicial body, at the appropriate request of such federal or state regulatory or judicial body.  At the conclusion of the ten-year period, the Pre-1999 Philadelphia Fund Retained Records and Post-1999 Records will be destroyed by secured shredding, or any method deemed appropriate by BFC, Unified, an off-site record storage provider, or the WHG LargeCap Value Fund.  The Philadelphia Fund represents that the Philadelphia Fund has provided those books and records of the Philadelphia Fund that the Philadelphia  Fund reasonably believes will be needed by the WHG LargeCap Value Fund to comply with the records requirements of the 1940 Act and the regulations thereunder.  The Applicants acknowledge that any Commission approval of the Document Destruction Plan for the Philadelphia Fund and the Philadelphia Fund Investing Programs does not in any way affect WHG LargeCap Value Fund’s recordkeeping responsibilities under the 1940 Act.

Given that Rule 31a-2(a)(1) requires that certain of the Funds’ and the Programs’ records be maintained permanently, the Applicants require approval from the Commission in order to implement the Plans.  The Applicants acknowledge that any Commission approval of the Plans only provides relief with respect to records preservation as required by Rule 31a-2 and that the Applicants will remain responsible for ensuring that they meet record retention requirements

9
If BFC, or with regard to the Philadelphia Fund’s/Philadelphia Program’s Post-1999 Records, the investment adviser to the WHG LargeCap Value Fund, reviews the Records and determines that a particular record is not one required to be ‘permanently’ maintained by Rule 31a-2(a)(1), such record may be destroyed before the ten years elapses.

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under all other applicable laws and regulations, including but not limited, to the other rules under the 1940 Act and the other federal securities laws.

III.	CONSIDERATIONS OF THE BOARDS

Since the Funds/Programs will cease to exist in the near future, the Boards believed it advisable to implement a plan that governed the future maintenance of the Records. Since neither “permanently” nor “forever” are concepts that are readily used in business dealings, the Boards did not believe that it was appropriate to try to contract with a third party to retain the Records “permanently” or “forever.”  Instead, giving consideration to the applicable Fund’s limited financial resources, each Board, based upon BFC’s recommendation, determined that, subject to Commission approval, the Pre-1999 Records should be destroyed immediately after Commission approval of the Plans, while the Post-1999 Records should be destroyed six years from the Liquidation Date (in the case of the Eagle Fund/Eagle Program) and six years from the Reorganization Date (in the case of the Philadelphia Fund/Philadelphia Program).

Both the Eagle Fund and the Philadelphia Fund have limited financial resources, and the portion of those limited resources that remain must be precisely allocated to wind-down the Funds’ affairs, including the preparation and filing of the Form N-8F (with respect to the Philadelphia Fund and Philadelphia Program), the preparation and filing of the final federal income tax return (including payment of any remaining taxes), and the filing of Articles of Dissolution with the State of Maryland.10 In determining what expenditure each Fund could afford for a service provider to hold its Records, the Boards considered these additional remaining costs. Consideration was given to the fact that the allocation of a substantial portion of the Funds’ remaining resources to compensate a document storage company to retain the Records for an extended period of time did not make practical sense, given that each Fund will cease to exist upon its filing of Articles of Dissolution with the State of Maryland (the Boards anticipate filing Articles of Dissolution for each Fund shortly after the receipt of Commission approval of the Plans).

Based on the factors and considerations listed above, those set forth below, and BFC’s recommendation, the Boards determined that, with regard to the Pre-1999 Records, it was highly unlikely that an event that occurred ten or more years ago was likely to be the subject of litigation or an investigation, and that with regard to the Post-1999 Records, six years was an appropriate length of time for maintaining the Post-1999 Records.  Among other things, the Boards considered that any issues that could arise that would require a review of the Post-1999 Records would very likely arise during the six-year period following the Liquidation Date of the Eagle Fund and the Reorganization Date of the Philadelphia Fund.  The Boards’ counsel does not anticipate needing access to the Records in the future.  The Philadelphia Board also considered that the WHG LargeCap Value Fund would take certain Philadelphia Fund’s records into its possession at the time of the Reorganization.  The Philadelphia Board further considered that once the Plan received Commission approval (or deemed approval) and there was certainty regarding what Records needed to be maintained, the WHG LargeCap Value Fund had agreed to

10	As of November 20, 2009, the Eagle Fund had $18,980.73 in remaining assets, and the Philadelphia Fund has $0 in remaining assets.

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take possession of those Records required to be maintained and preserved under the Plan (except those Records maintained by Unified).

The Funds and Programs currently are not a party to any litigation or administrative proceedings, and the Boards are not aware of any liabilities of the Funds or Programs that would give rise to any litigation or administrative proceedings in the future.  The Boards considered that, while certain records under Rule 31a-2 under the 1940 Act are required to be preserved permanently, the longest period of time that records that are not required to be permanently held is for a period of six years.  The Boards also considered that the statute of limitations under the Securities Act of 1933, as amended, is for three years from the offering of the security to the public,11 and that the statute of limitations under the 1934 Act is five years after the violation.12  The Boards did consider the fact that the Commission takes the position that there is no statute of limitations with respect to certain types of enforcement actions.  Each Board believes that it is reasonable to assume that any facts that could lead to an enforcement action with respect to the Pre-1999 Records would have come to light already since such events occurred at least ten years prior, and with respect to the Post-1999 Records, would come to light during the six years between the Liquidation Date, with regard to the Eagle Fund and Eagle Program, and the Reorganization Date, with regard to the Philadelphia Fund and Philadelphia Program, and the destruction of each Fund’s/Program’s Post-1999 Records.  Furthermore, each Board is also not aware of any facts that would give rise to an enforcement action in the future.

In investigating storage alternatives, the Boards did consider options of storing the Records electronically. However, given that there are over approximately 1000 boxes of Records that would need to be converted to electronic files, and that the Boards would still need to hire a third party to retain the electronic files, the Boards determined that the benefits of electronic records would not outweigh the additional costs of creating and retaining the electronic records.

Subsequent to the initial Application, comments from the Commission’s staff on the initial Application required that the Plans be revised.  Among the comments received from the Commission staff was a request to increase the retention period for the Post-1999 Records from six years to ten years.  The Boards were informed about the comments and the revisions made to the Plans.  The revised Plans were approved by the Boards on April 6, 2010.

11      15 U.S.C. 77(m).

12      28 U.S.C. 1658(b).

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COMMUNICATIONS

Please address all communications concerning this application and the Notice and Order to:
Ronald F. Rohe
Vice President, Eagle Growth Shares, Inc.
Vice President, Philadelphia Fund, Inc.
Chief Compliance Officer – Broker/Dealer Services, Baxter Financial Corporation
Eagle Growth Shares Investing Programs
Philadelphia Fund Investing Programs
1200 North Federal Highway, Suite 424
Boca Raton, FL 33432
561.395.2155

with a copy to:
Kenneth L. Greenberg, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
215.564.8149

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AUTHORIZATIONS

Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Eagle Fund, the Philadelphia Fund, Eagle Program, Philadelphia Program, and BFC hereby state that the officer signing and filing this Amendment No. 2 to the Application on behalf of the Eagle Fund, the Philadelphia Fund, Eagle Program, Philadelphia Program, and BFC, respectively, is fully authorized to do so.  All requirements of the articles of incorporation and bylaws of the Eagle Fund, Philadelphia Fund and BFC have been complied with in connection with the execution and filing of this Amendment No. 2 to the Application.  The Boards of Directors of the Eagle Fund and the Philadelphia Fund, and the sole director of BFC have each adopted resolutions that authorize the filing of the initial Application and any amendments thereto.  All actions necessary to authorize the undersigned to execute and file this Amendment No. 2 to the Application on behalf of the Eagle Program and Philadelphia Program have been taken.

The filing of this Amendment No. 2 to the Application and the taking of all acts reasonably necessary to obtain the approval requested herein was authorized by the Eagle Fund Board and the Philadelphia Fund Board at a special meeting held on November 11, 2009 and by unanimous written consent on April 6, 2010 and by a consent of the sole director of BFC.  Copies of the resolutions then adopted by the Eagle Fund Board, the Philadelphia Fund Board, and the BFC sole director are attached as Exhibit B, Exhibit C, and Exhibit D, respectively.  Such authorizations remain in effect.

The Eagle Fund, the Philadelphia Fund, Eagle Program, Philadelphia Program, and BFC have caused this Amendment No. 2 to the Application to be duly signed on their behalves on the 9th day of July, 2010.

EAGLE GROWTH SHARES, INC. By: /s/Donald H. Baxter Name: Donald H. Baxter Title: Chairman of the Board, Director, and President	EAGLE GROWTH SHARES INVESTING PROGRAMS By: Baxter Financial Corporation (Depositor) By: /s/Donald H. Baxter Donald H. Baxter President and Treasurer
PHILADELPHIA FUND, INC. By: /s/Donald H. Baxter Name: Donald H. Baxter Title: Chairman of the Board, Director, andPresident	PHILADELPHIA FUND INVESTING PROGRAMS By: Baxter Financial Corporation (Depositor) By: /s/Donald H. Baxter Donald H. Baxter President and Treasurer
BAXTER FINANCIAL CORPORATION By: /s/Donald H. Baxter Name: Donald H. Baxter Title: President and Treasurer

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VERIFICATION

The undersigned states that he has duly executed the attached Amendment No. 2 to the Application, dated July 9, 2010, for and on behalf of Eagle Growth Shares, Inc., Philadelphia Fund, Inc., Eagle Growth Shares Investing Programs, Philadelphia Fund Investing Programs, and Baxter Financial Corporation; that he is the President and Chairman of the Boards of Directors of Eagle Growth Shares, Inc. and Philadelphia Fund, Inc., and the President, Treasurer and sole director of Baxter Financial Corporation; and that all actions by Directors and other bodies necessary to authorize the undersigned to execute and file this Amendment No. 2 to the Application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/s/Donald H. Baxter
Donald H. Baxter

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EXHIBIT INDEX

A-1	Eagle Growth Shares, Inc. and Eagle Growth Shares Investing Programs Amended Plan for Maintenance, Preservation and Destruction of Books and Records

A-2	Philadelphia Fund, Inc. and Philadelphia Fund Investing Programs Amended Plan for Maintenance, Preservation and Destruction of Books and Records

B.	Resolutions adopted by the Board of Directors of Eagle Growth Shares, Inc.

C.	Resolutions adopted by the Board of Directors of Philadelphia Fund, Inc.

D.	Resolutions adopted by the Sole Director of Baxter Financial Corporation

EXHIBIT A-1

EAGLE GROWTH SHARES, INC.
EAGLE GROWTH SHARES INVESTING PROGRAMS

AMENDED AND RESTATED PLAN FOR MAINTENANCE, PRESERVATION AND
DESTRUCTION OF BOOKS AND RECORDS

April 6, 2010, as amended July 9, 2010

This Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”) is adopted by Eagle Growth Shares, Inc. (the “Fund”), a Maryland corporation, and Eagle Growth Shares Investing Programs (the “Program”), in compliance with Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund and Program acknowledge that any approval of the Plan only provides relief with respect to records preservation as required by Rule 31a-2 of the 1940 Act and that the Fund and Program remain responsible for ensuring that they meet the record retention requirements under all other applicable laws and regulations, including but not limited to, the other rules under the 1940 Act and the other federal securities laws.

SECTION 1.                      BACKGROUND

On March 9, 2009, the Board of Directors of the Fund (the “Board”) considered and unanimously approved a proposal to liquidate and dissolve the Fund pursuant to a plan of liquidation and dissolution due to the Fund’s small size, lack of growth potential and potential for increased expenses.  The Fund ceased selling shares to new and existing shareholders on April 3, 2009.  On June 12, 2009, the shareholders of the Fund approved a plan of liquidation and dissolution at a special meeting of shareholders, and on June 17, 2009 (the “Liquidation Date”), the Fund distributed substantially all of its net assets to its shareholders.  On September 10, 2009, the Fund filed an application on Form N-8F requesting an order from the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 8(f) of the 1940 Act, declaring that the Fund has ceased to be an investment company (the “N-8F Order”).  The Commission published notice of the application for an N-8F Order on September 25, 2009 and the N-8F Order was issued on October 21, 2009.  Once this Plan is approved by the Commission and the officers of the Fund determine that all business of the Fund has been completed, the Fund will file articles of dissolution under Maryland law.

The Eagle Growth Shares Investing Programs (the “Program”) is a unit investment trust organized under New York law on December 17, 1969.  The investing program of the Eagle Program was terminated in 2001, and the Eagle Program was deregistered as a unit investment trust with the Commission on March 21, 2007.  Certain books and records of the Eagle Program are included in the books and records of the Fund.

SECTION 2.                      EFFECTIVE DATE

The Effective Date of this Plan shall be the date of approval (or deemed approval) of the Plan by the Commission pursuant to Rule 31a-2(f)(4) of the 1940 Act.

A-1-1

SECTION 3.                      DOCUMENT RETENTION

The records held by (a) the Fund’s/Program’s off-site record storage provider, Iron Mountain, (b) the Fund’s investment adviser, administrator and distributor and the Program’s depositor, Baxter Financial Corporation (“BFC”), (c) the Fund’s current transfer and fund accounting agent, Unified Fund Services, Inc. (“Unified”) (Unified holds the Fund’s records from 1994 to present and the Fund’s transfer and fund accounting agent records from American Data Services (“ADS”), the Fund’s transfer and fund accounting agent from approximately 1994 to 2002); (d) the Fund’s transfer and fund accounting agent from approximately 1990 to 1994, Boston Financial Data Services, Inc. (“BFDS”), or (e) any other off-site record storage provider, pertaining to the period prior to 1999 (the “Pre-1999 Records”) will be destroyed immediately after the Effective Date of this Plan, by secured shredding, or any method deemed appropriate by the entity maintaining the Pre-1999 Records at that time.  The records pertaining to the period from 1999 to the present held by the Fund/Program, BFC, Unified, or any other off-site record storage provider shall be maintained and preserved for a period of at least ten (10) years after the receipt of the N-8F Order from the Commission (the “ten-year period”).  The records shall include all books and records of the Fund/Program that were, on the Liquidation Date, in the possession of the Fund/Program, BFC, Unified, or any off-site record storage provider, as well as all books and records created on behalf of the Fund/Program from the Liquidation Date until the date of receipt of the N-8F Order (collectively, the “Post-1999 Records”).  If BFC reviews the records and determines that a particular record is not one required to be “permanently” maintained by Rule 31a-2(a)(1), such record may be destroyed before the ten years elapses.  The Post-1999 Records will be maintained in paper format (or such alternative format as is permitted by Rule 31a-2).  During the ten-year period in which the Post-1999 Records are in their possession, the Fund/Program, BFC, Unified, or the off-site record storage provider shall provide such Post-1999 Records to the Commission, or any other federal or state regulatory or judicial body, at their appropriate request.  At the conclusion of the ten-year period, the Post-1999 Records will be destroyed by secured shredding, or any method deemed appropriate by the entity maintaining possession of the Post-1999 Records at that time.

SECTION 4.                      DOCUMENT DESTRUCTION

The Pre-1999 Records will be destroyed immediately upon approval (or deemed approval) by the Commission of the Plan by secured shredding, or any method deemed appropriate by Iron Mountain.  At the conclusion of the ten-year period, the Post-1999 Records will be destroyed by secured shredding, or any method deemed appropriate by the entity holding such Records at that time.  Any Post-1999 Records may be destroyed prior to the conclusion of the ten-year period following the date of the receipt of the N-8F Order under the Plan if BFC reviews such Post-1999 Records and determines that the particular record in question is no longer required under the 1940 Act to be preserved.

SECTION 5.                      FEES

On or before the Effective Date, the Fund will pay to each of Unified and Iron Mountain a one-time fee of approximately $2,800 and $1,200, respectively, for its services to be performed under this Plan. The exact fee to be paid to each of Unified and Iron Mountain shall be agreed

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upon by the parties and reflected in a written agreement between each of Unified and Iron Mountain and the Fund.

SECTION 6.                      AMENDMENTS

No amendments to this Plan may be made after the Effective Date.

SECTION 7.                      ASSIGNMENT

Because of the duration of its obligations under this Plan, each of BFC, Unified, BFDS and any off-site record storage provider is permitted to assign its obligations under this Plan to another entity with appropriate experience in the document management business.

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EXHIBIT A-2

PHILADELPHIA FUND, INC.
PHILADELPHIA FUND INVESTING PROGRAMS

AMENDED AND RESTATED PLAN FOR MAINTENANCE, PRESERVATION AND
DESTRUCTION OF BOOKS AND RECORDS

April 6, 2010, as amended July 9, 2010

This Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”) is adopted by Philadelphia Fund, Inc. (the “Fund”), a Maryland corporation, and Philadelphia Fund Investing Programs (the “Program”), in compliance with Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund and Program acknowledge that any approval of the Plan only provides relief with respect to records preservation as required by Rule 31a-2 of the 1940 Act and that the Fund and Program remain responsible for ensuring that they meet the record retention requirements under all other applicable laws and regulations, including but not limited to, the other rules under the 1940 Act and the other federal securities laws.

SECTION 1.                      BACKGROUND

On April 15, 2009, the Board of Directors of the Fund (the “Board”) approved an agreement and plan of reorganization (the “Reorganization Agreement”) between the Fund and The Advisors’ Inner Circle Fund, on behalf of its WHG LargeCap Value Fund, which provides for (1) the transfer of the assets and stated liabilities of the Fund to the WHG LargeCap Value Fund, in exchange for Institutional Shares of the WHG LargeCap Value Fund; (2) the distribution of the Institutional Shares of the WHG LargeCap Value Fund pro rata by the Fund to the Fund’s shareholders; and (3) the deregistration under the 1940 Act of the Fund and the dissolution under Maryland law of the Fund.  On August 28, 2009, a registration statement on Form N-14 was filed by The Advisors’ Inner Circle Fund in connection with the reorganization and went effective on September 28, 2009.  A special meeting of shareholders of the Fund was held on November 6, 2009 to seek approval of the Reorganization Agreement, and shareholders approved the proposal.  On November 16, 2009, the Fund was reorganized into the WHG LargeCap Value Fund (the “Reorganization Date”).  On the Reorganization Date, the Program was immediately ended and Program participants received Institutional Shares of the WHG LargeCap Value Fund.  Certain books and records of the Program are included in the Fund’s books and records.  After the reorganization was consummated, the Fund and the Program filed on January 4, 2010 an application on Form N-8F that requests an order from the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 8(f) of the 1940 Act, declaring that the Fund and the Program have ceased to be an investment company (the “N-8F Order”).  Notice of the applications for the N-8F Order was published by the Commission on March 26, 2010, and the Fund and the Program were each deregistered as an investment company with the Commission on April 21, 2010.  Once this Plan is approved by the Commission and the officers of the Fund determine that all business of the Fund has been completed, the Fund will file articles of dissolution under Maryland law.

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SECTION 2.                      EFFECTIVE DATE

The Effective Date of this Plan shall be the date of approval (or deemed approval) of the Plan by the Commission pursuant to Rule 31a-2(f)(4) of the 1940 Act.

SECTION 3.                      DOCUMENT RETENTION

The records held by (a) the Fund’s/Program’s off-site record storage provider, Iron Mountain, (b) the Fund’s investment adviser, administrator and distributor and the Program’s depositor, Baxter Financial Corporation (“BFC”), (c) the Fund’s current transfer and fund accounting agent, Unified Fund Services, Inc. (“Unified”) (Unified holds the Fund’s records from 1994 to present and the Fund’s transfer and fund accounting agent records from American Data Services (“ADS”), the Fund’s transfer and fund accounting agent from approximately 1994 to 2002); (d) the Fund’s transfer and fund accounting agent from approximately 1990 to 1994, Boston Financial Data Services, Inc. (“BFDS”), or (e) any other off-site record storage provider, pertaining to the period prior to 1999 (the “Pre-1999 Records”) will be destroyed immediately after the Effective Date of this Plan by secured shredding, or any method deemed appropriate by the entity maintaining the Pre-1999 Records at that time.  The Philadelphia Fund and the WHG LargeCap Value Fund have agreed that certain Pre-1999 Records of the Philadelphia Fund will not be destroyed immediately upon approval by the Commission of the Plans, but instead will be retained and preserved as provided below (the “Pre-1999 Philadelphia Fund Retained Records”).1  The Pre-1999 Philadelphia Fund Retained Records and the records that pertain to the period from 1999 to the present held by the Fund/Program, BFC, Unified, or any off-site record storage provider shall be maintained and preserved for a period of at least ten (10) years after the receipt of the N-8F Order from the Commission (the “ten-year period”).  The records shall include all books and records of the Fund/Program that were, on the Reorganization Date, in the possession of the Fund/Program, BFC, Unified, or any off-site record storage provider, as well as all books and records created on behalf of the Fund/Program from the Reorganization Date until the date of receipt of the N-8F Order (collectively, the “Post-1999 Records”).  If BFC, or with regard to the Philadelphia Fund’s/Philadelphia Program’s Post-1999 Records, the investment adviser to the WHG LargeCap Value Fund, reviews the records and determines that a particular record is not one required to be “permanently” maintained by Rule 31a-2(a)(1), such record may be destroyed before the ten years elapses.  The Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records will be maintained in paper format (or such alternative format as is permitted by Rule 31a-2).  Upon Commission approval of the Plan (or deemed approval of the Plan), all books and records that are required to be maintained and preserved under the Plan (except those maintained by Unified) shall be turned over to the possession of the WHG LargeCap Value Fund as soon as practicable following Commission approval (or deemed approval) of the Plan.  BFC shall deliver or cause to be delivered such books and records to the WHG LargeCap Value Fund.  During the ten-year period in which the Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records are in their possession, the WHG LargeCap

1 The Pre-1999 Philadelphia Fund Retained Records of the Philadelphia Fund are:  (i) articles of incorporation; (ii) by-laws; (iii) minute books of the Board of Directors; (iv) meeting books prepared for meetings of the Board of Directors; (v) trade confirmations and trade authorizations relating to commercial paper and equity trades made by BFC; (vi) customer correspondence during the period BFC managed the Philadelphia Fund; and (vii) customer account statements during the period BFC managed the Philadelphia Fund.

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Value Fund, the Fund/Program, BFC, Unified, or the off-site record storage provider shall provide such Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records to the Commission, or any other federal or state regulatory or judicial body, at their appropriate request.  At the conclusion of the ten-year period, the Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records will be destroyed by secured shredding, or any method deemed appropriate by the entity maintaining possession of the Post-1999 Records at that time.

SECTION 4.                    DOCUMENT DESTRUCTION

The Pre-1999 Records (except for the Pre-1999 Philadelphia Fund Retained Records) will be destroyed immediately upon approval (or deemed approval) by the Commission of the Plan by secured shredding, or any method deemed appropriate by Iron Mountain.  At the conclusion of the ten-year period, the Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records will be destroyed by secured shredding, or any method deemed appropriate by the entity holding such Records at that time.  Any Pre-1999 Philadelphia Fund Retained Records and the Post-1999 Records may be destroyed prior to the conclusion of the ten-year period following the date of the receipt of the N-8F Order under the Plan if BFC or the investment adviser to the WHG LargeCap Value Fund reviews and determines that the particular record in question is no longer required under the 1940 Act to be preserved.

SECTION 5.                    FEES

On or before the Effective Date, the Fund will pay to each of Unified and Iron Mountain a one-time fee of approximately $3,800 and $6,200, respectively, for its services to be performed under this Plan. The exact fee to be paid to each of Unified and Iron Mountain shall be agreed upon by the parties and reflected in a written agreement between each of Unified and Iron Mountain and the Fund.

SECTION 6.                    AMENDMENTS

No amendments to this Plan may be made after the Effective Date.

SECTION 7.                     ASSIGNMENT

Because of the duration of its obligations under this Plan, each of BFC, Unified, BFDS and any off-site record storage provider is permitted to assign its obligations under this Plan to another entity with appropriate experience in the document management business.

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EXHIBIT B

EAGLE GROWTH SHARES, INC.

CERTIFICATE

I, Ronald F. Rohe, do hereby certify that (1) I am the Secretary of Eagle Growth Shares, Inc. (the “Eagle Fund”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Eagle Fund at a special meeting held on November 11, 2009 and by unanimous written consent on April 6, 2010, and (3) said resolutions remain in full force and effect as of the date hereof.

November 11, 2009 Resolutions

RESOLVED, that it is in the best interests of the Eagle Fund to adopt the Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”), and the Plan, in substantially the form presented at this meeting, be, and hereby is, approved and adopted with such non-material modifications as the officers of the Eagle Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that that the officers of the Eagle Fund be, and each of them hereby is, authorized and instructed to execute and file with the U.S. Securities and Exchange Commission, an application for an approval of a document destruction plan pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “Application”) in substantially the form presented at this meeting with such non-material changes as the officers of the Eagle Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that the officers of the Eagle Fund be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application as deemed appropriate upon the advice of counsel.

April 6, 2010 Resolutions

RESOLVED, that it is in the best interests of the Eagle Fund to adopt the Amended and Restated Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”), and the Plan, in substantially the form accompanying this consent, be, and hereby is, approved and adopted with such non-material modifications as the officers of the Eagle Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that the officers of the Eagle Fund be, and each of them hereby is, authorized and instructed to execute and file with the U.S. Securities and Exchange Commission, amendment No. 1 to the application for an approval of a document destruction plan pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “Application”), in substantially the form accompanying this consent, with such non-material changes as the officers of the Eagle Fund shall approve upon advice of counsel; and

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FURTHER RESOLVED, that the officers of the Eagle Fund be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application as deemed appropriate upon the advice of counsel.

I hereby certify that the signature appearing on the attached Amended Application for Approval of a Document Destruction Plan Pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended, is the genuine signature of Donald H. Baxter, the duly elected and qualified President of the Eagle Fund.

IN WITNESS WHEREOF, I have set my hand this 9th day of July, 2010.

/s/Ronald F. Rohe
Ronald F. Rohe
Secretary

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EXHIBIT C

PHILADELPHIA FUND, INC.

CERTIFICATE

I, Ronald F. Rohe, do hereby certify that (1) I am the Secretary of Philadelphia Fund, Inc. (the “Philadelphia Fund”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Philadelphia Fund at a special meeting held on November 11, 2009 and by unanimous written consent on April 6, 2010, and (3) said resolutions remain in full force and effect as of the date hereof.

November 11, 2009 Resolutions

RESOLVED, that it is in the best interests of the Philadelphia Fund to adopt the Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”), and the Plan, in substantially the form presented at this meeting, be, and hereby is, approved and adopted with such non-material modifications as the officers of the Philadelphia Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that that the officers of the Philadelphia Fund, Inc. be, and each of them hereby is, authorized and instructed to execute and file with the U.S. Securities and Exchange Commission, an application for an approval of a document destruction plan pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “Application”) in substantially the form presented at this meeting with such non-material changes as the officers of the Philadelphia Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that the officers of the Philadelphia Fund be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application as deemed appropriate upon the advice of counsel.

April 6, 2010 Resolutions

RESOLVED, that it is in the best interests of the Philadelphia Fund to adopt the Amended and Restated Plan for Maintenance, Preservation and Destruction of Books and Records (the “Plan”), and the Plan, in substantially the form accompanying this consent, be, and hereby is, approved and adopted with such non-material modifications as the officers of the Philadelphia Fund shall approve upon advice of counsel; and

FURTHER RESOLVED, that that the officers of the Philadelphia Fund be, and each of them hereby is, authorized and instructed to execute and file with the U.S. Securities and Exchange Commission, amendment No. 1 to the application for an approval of a document destruction plan pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “Application”), in substantially the form accompanying this consent, with such non-material changes as the officers of the Philadelphia Fund shall approve upon advice of counsel; and

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FURTHER RESOLVED, that the officers of the Philadelphia Fund be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application as deemed appropriate upon the advice of counsel.

I hereby certify that the signature appearing on the attached Amended Application for Approval of a Document Destruction Plan Pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended, is the genuine signature of Donald H. Baxter, the duly elected and qualified President of the Philadelphia Fund.

IN WITNESS WHEREOF, I have set my hand this 9th day of July, 2010.

/s/ Ronald F. Rohe
Ronald F. Rohe
Secretary

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EXHIBIT D

BAXTER FINANCIAL CORPORATION

CERTIFICATE

I, Donald H. Baxter, do hereby certify that (1) I am the President of Baxter Financial Corporation (“BFC”); (2) the following is a true and complete copy of the resolutions duly adopted by the sole Director of BFC by a written consent of sole Director, dated November 20, 2009; and (3) said resolutions remain in full force and effect as of the date hereof.

RESOLVED, that that the officers of BFC be, and each of them hereby is, authorized and instructed to execute and file with the U.S. Securities and Exchange Commission, an application for an approval of a document destruction plan pursuant to Rule 31a-2(f)(4) under the Investment Company Act of 1940, as amended (the “Application”) in substantially the form accompanying this consent with such non-material changes as the officers of BFC shall approve upon advice of counsel; and

FURTHER RESOLVED, that the officers of BFC be, and they hereby are, authorized to cause to be filed any and all further amendments to the Application as deemed appropriate upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this 9th day of July, 2010.

/s/Donald H. Baxter
Donald H. Baxter
President

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